Exhibit 99.1

RIO ALTO FILES NI 43-101 TECHNICAL REPORT ON THE LA ARENA PROJECT

For Immediate Release	March 3, 2015

Rio Alto Mining Limited (“Rio Alto” or the “Company” ) (TSX & BVL: RIO, NYSE: RIOM, ) is pleased to announce that it has filed a NI 43-101 Technical Report with an effective date of December 31, 2014 (the “Technical Report”) updating the resources and reserves of the La Arena Gold Oxide Project and Reserves for La Arena Phase II Copper-Gold Project. A copy of this report is available for viewing and retrieval through SEDAR at www.sedar.com and Edgar at www.sec.gov. The Technical Report supports the disclosure made by the Company in its news release on February 5, 2015 and there are no material differences in the mineral resources and reserves contained in the Report from those disclosed in the news release.

The December 31, 2014 Technical Report is also available on the Company’s website at http://rioaltomining.com/projects/la_arena/la_arena_reserves/

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Enrique Garay, MSc. P.Geo (AIG Member), VP Geology of Rio Alto Mining, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF RIO ALTO MINING LIMITED

Alex Black

President & CEO

FOR FURTHER INFORMATION, CONTACT:
Alex Black, President & CEO	Alejandra Gomez, VP Corporate
Communications
Phone: +511 625 9900	Phone: 604.628.1401
Fax: 866.393.4493

Email: alexb@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com